Exhibit 99.9

DUPLICATE Number: BC0951528 CERTIFICATE OF INCORPORATION BUSINESS CORPORATIONS ACT I Hereby Certify that GRANITE REIT INC./FPI GRANITE INC. was incorporated under the Business Corporations Act on September 28, 2012 at 02:02 PM Pacific Time. Issued under my hand at Victoria, British Columbia On September 28, 2012 CAROL PREST Registrar of Companies Province of British Columbia Canada

Date and Time: September 28, 2012 02:05 PM Pacific Time Mailing Address: PO Box 9431 Stn Prov Govt Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca Location: 2nd Floor - 940 Blanshard Street Victoria BC 250 356-8626 Notice of Articles BUSINESS CORPORATIONS ACT This Notice of Articles was issued by the Registrar on: September 28, 2012 02:02 PM Pacific Time Incorporation Number: BC0951528 Recognition Date and Time: Incorporated on September 28, 2012 02:02 PM Pacific Time NOTICE OF ARTICLES Name of Company: GRANITE REIT INC./FPI GRANITE INC. REGISTERED OFFICE INFORMATION Mailing Address: SUITE 2600, THREE BENTALL CENTRE 595 BURRARD STREET, PO BOX 49314 VANCOUVER BC V7X 1L3 CANADA Delivery Address: SUITE 2600, THREE BENTALL CENTRE 595 BURRARD STREET, PO BOX 49314 VANCOUVER BC V7X 1L3 CANADA RECORDS OFFICE INFORMATION Mailing Address: SUITE 2600, THREE BENTALL CENTRE 595 BURRARD STREET, PO BOX 49314 VANCOUVER BC V7X 1L3 CANADA Delivery Address: SUITE 2600, THREE BENTALL CENTRE 595 BURRARD STREET, PO BOX 49314 VANCOUVER BC V7X 1L3 CANADA BC0951528 Page: 1 of 2

DIRECTOR INFORMATION Last Name, First Name, Middle Name: Tindale, Jennifer Mailing Address: 77 KING STREET WEST, SUITE 4010 P.O. BOX 159, TORONTO-DOMINION CENTRE TORONTO ON M5K 1H1 CANADA Delivery Address: 77 KING STREET WEST, SUITE 4010 P.O. BOX 159, TORONTO-DOMINION CENTRE TORONTO ON M5K 1H1 CANADA AUTHORIZED SHARE STRUCTURE 1. No Maximum Common Shares Without Par Value With Special Rights or Restrictions attached 2. No Maximum Non-Voting Shares Without Par Value With Special Rights or Restrictions attached BC0951528 Page: 2 of 2